550 West Adams, Suite 900
Chicago, IL, 60611
Phone	312.384.8000
Fax	312.346.3276

June 8, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Rahim Ismail

Carlos Pacho

Re:	Neutral Tandem, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 16, 2011

File No. 001-33778

Dear Gentlemen:

In light of our telephone conversations with the Staff, this letter supplements the response letter of Neutral Tandem, Inc., a Delaware corporation (the “Company”) dated June 3, 2011, to the June 2, 2011 comment letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.

Based on our telephone conversations with the Staff, we understand the Staff’s request to enhance our disclosure regarding the possibility that the outcome of certain ongoing proceedings will result in liability for the Company. In future filings, the Company will include the revised disclosure attached hereto as Exhibit A in our discussions regarding the proceedings in the United States District Court for the Northern District of Illinois and the United States Patent and Trademark Office. For ease of review, the Company’s proposed revisions to the disclosures regarding such proceedings are marked against the disclosures included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

As requested by the Staff, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Company’s filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 8, 2011

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 384-8090.

Sincerely,

/s/ Richard Monto

Richard Monto
General Counsel

CC:	Robert Junkroski
Neutral Tandem, Inc.
Gerald T. Nowak
Kirkland & Ellis LLP
Theodore A. Peto
Kirkland & Ellis LLP

EXHIBIT A

Peerless Network, Inc.

Proceeding in the United States District Court for the Northern District of Illinois

On June 12, 2008, the Company commenced a patent infringement action against Peerless Network, Inc., Peerless Network of Illinois, LLC, and John Barnicle (collectively, Peerless Network) in the United States District Court for the Northern District of Illinois to enforce U.S. Patent No. 7,123,708 (the ’708 Patent) ( Neutral Tandem, Inc. v Peerless Network, Inc., Peerless Network of Illinois, LLC and John Barnicle, 08 CV 3402 ). On July 28, 2008, Peerless Network filed a response to the Company’s complaint denying liability and asserting various affirmative defenses and counterclaims. Peerless Network generally alleges (i) that the ’708 Patent is invalid and unenforceable under a variety of theories, (ii) that assertion of the ’708 Patent amounts to patent misuse and violation of certain monopolization laws, and (iii) that certain conduct surrounding the litigation gave rise to tortious interference and business disparagement claims and Lanham Act violations. On December 4, 2008, the court granted the Company’s motion to dismiss the claims alleging business disparagement and Lanham Act violations but denied the Company’s motion to dismiss the claims related to the allegations of tortious interference and alleged violation of certain monopolization laws. On January 27, 2010, the court issued an order construing each of the disputed terms in the patent in the manner the Company had proposed. On March 30, 2010, the court issued an order denying the Company’s motion dated August 25, 2009 for preliminary injunctive relief which sought to enjoin Peerless Network from providing certain tandem transit services.

On April 27, 2010, the court issued an order denying without prejudice the motion of Peerless Network seeking leave to file a motion to stay the patent litigation. Peerless Network sought to stay the patent litigation pending the inter partes reexamination by the United States Patent and Trademark Office (the USPTO) of the validity of the ’708 Patent, which is discussed below.

On June 1, 2010, Peerless Network filed a renewed motion asking the court to extend the trial date by nine months or stay proceedings pending the inter partes reexamination by the USPTO of the validity of the ’708 Patent. The court heard the motion on June 8, 2010. After hearing the motion, the court issued an order that the Company believes in substance removed the previously scheduled September 2010 trial date from the court’s calendar. However, the court also ordered that proceedings on the parties’ respective motions for summary judgment would continue, and the court set a ruling date on the parties’ summary judgment motions for September 1, 2010.

On September 2, 2010, the court issued an opinion and order granting Peerless Network’s motion for summary judgment. The court found that the ’708 Patent is invalid in light of a prior patent, U.S. Patent No. 6,137,800. In light of the summary judgment ruling, the court denied the Company’s request to reinstate the trial date as moot.

The court’s September 2, 2010 order also denied the Company’s motion for summary judgment. The Company sought summary judgment on its claim that Peerless Network infringed the ’708 Patent, as well as summary judgment on Peerless Network’s claim that the ‘708 Patent is unenforceable. At a hearing on September 22, 2010, the court allowed the Company to file a new motion for summary judgment on Peerless Network’s claim that the ’708 Patent is unenforceable. The court also dismissed Counts IV-VII of Peerless Network’s counterclaims, which were claims against the Company based on allegations of monopolization, monopoly leveraging, violations of the Illinois Antitrust Act, and tortious interference with prospective business relations. Briefing on the Company’s new motion for summary judgment was completed on October 27, 2010.

On December 9, 2010, the court issued an opinion and order granting the Company’s motion for summary judgment on Peerless’s claim that the ’708 Patent was unenforceable based on alleged “inequitable conduct” and “patent misuse.” The court entered a final judgment with respect to all claims in the litigation on December 17, 2010.

On December 20, 2010, the Company filed notice that it plans to appeal the court’s order granting Peerless Network’s motion for summary judgment and finding that the ’708 Patent is invalid. On January 13, 2011, Peerless Network cross-appealed the court’s order granting the Company’s motion for summary judgment and finding that the ’708 Patent is not unenforceable, as well as the court’s earlier ruling construing disputed terms of the patent in the Company’s favor. The Company currently anticipates that briefing on the parties’ cross-appeals will be completed in approximately August 2011, though that schedule is subject to change.

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On June 6, 2011, Peerless Network agreed to withdraw its cross-appeal. Peerless Network has notified us that it intends to pursue a claim for attorney’s fees in the trial court. The trial court has stayed proceedings with respect to this potential claim pending resolution of our appeal. The Company believes that a loss with respect to any such claim, if such a claim is made, is remote.

Inter Partes Proceeding before the United States Patent and Trademark Office

In a separate proceeding, on January 28, 2010, Peerless Network filed a request with the USPTO requesting that the USPTO reexamine the ‘708 Patent. On March 26, 2010, the USPTO granted Peerless Network’s inter partes reexamination request and issued an initial office action which rejected the ‘708 Patent’s 23 claims. The claims of the ‘708 Patent as originally issued by the USPTO remain valid and enforceable during the USPTO reexamination proceeding. Under the USPTO’s rules, the Company was not allowed to respond to Peerless Network’s request prior to the USPTO’s initial determination.

On May 20, 2010, the USPTO granted the Company’s request to extend the time by which it must file its response to the March 26, 2010 office action from May 26, 2010 to July 26, 2010.

On April 12, 2010, the Company moved separately to suspend the inter partes reexamination proceeding in its entirety, pending resolution of the litigation between the Company and Peerless Network. On June 30, 2010, the USPTO denied the Company’s petition seeking to suspend the separate reexamination proceeding. Although the USPTO did not suspend the reexamination proceeding, the USPTO stated in its decision, among other things, that it is “appropriate to continue both [the reexamination and litigation] proceedings to obtain the results and benefits of each, as they accrue.”

On July 26, 2010, the Company responded to the USPTO’s March 26, 2010 office action. On November 24, 2010, the USPTO issued an action closing prosecution, in which the USPTO maintained its rejection of the ‘708 Patent’s 23 original claims, as well as 35 additional claims added to the ‘708 Patent in the Company’s July 26, 2010 response.

On January 7, 2011, the Company filed a response to the USPTO’s November 24, 2010 action closing prosecution. Thereafter, Peerless Network filed comments in opposition to the Company’s response on February 4, 2011.

On March 11, 2011, the USPTO issued a right of appeal notice, in which the USPTO maintained its rejection of the ‘708 Patent’s 23 original claims, as well as the 35 additional claims added to the ‘708 Patent in the Company’s July 26, 2010 response.

On April 11, 2011, the Company filed a notice of appeal of the USPTO’s decision to the Board of Patent Appeals and Interferences (the “BPAI”). Peerless Network filed a notice of appeal of the USPTO’s decision to the BPAI on April 19, 2011. The Company currently anticipates that briefing on the parties’ appeals before the BPAI will be completed in approximately December 2011, though that schedule is subject to change.

After reviewing the parties’ positions on appeal, the BPAI may affirm the USPTO’s rejection of some or all of the claims, allow some or all of the claims of the ‘708 Patent to issue in their current form, or return the matter for further examination with respect to some or all of the claims. Thereafter, there may be further proceedings at the USPTO regarding the validity of some or all of the claims of the ‘708 Patent. The decision of the BPAI is ultimately appealable by either party to the United States Court of Appeals for the Federal Circuit.

~~Since the Company is unable to predict the outcome of Peerless Network’s claim that the ‘708 Patent is unenforceable, the Company has not recorded a liability associated with this claim.~~

The USPTO action will determine whether the patent is valid or invalid. The USPTO will not directly assess liability against the Company or Peerless Network. For a discussion of the Company’s patent infringement claim against Peerless Network, see “Proceeding in the United States District Court for the Northern District of Illinois” above.

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